EXHIBIT 99.1

NANOBIOTIX Announces Strategic Royalty Monetization Agreement With Healthcare Royalty for up to $71 Million and Extends Cash Runway Toward Long-Term Growth

  $71 million in funding would extend Nanobiotix cash visibility into early 2028
  Transaction enables Nanobiotix development beyond key milestones in head and neck cancer and lung cancer
  Financing establishes financial foundation toward self-sustainability and the advancement of next wave nanotherapeutic platforms for long-term growth
  HealthCare Royalty (HCRx) will receive a capped portion of milestones and royalties on sales of JNJ-1900 (NBTXR3) payable to Nanobiotix under its global licensing agreement

PARIS and CAMBRIDGE, Mass., Oct. 31, 2025 (GLOBE NEWSWIRE) -- NANOBIOTIX (Euronext: NANO –– NASDAQ: NBTX – the ‘‘Company’’), a late-stage clinical biotechnology company pioneering physics-based approaches to expand treatment possibilities for patients with cancer and other major diseases, today announced that it has entered into a royalty-based financing agreement with HealthCare Royalty (“HCRx”), providing up to $71 million in non-dilutive capital and establishing the financial foundation for self-sustainability and the advancement of next wave nanotherapeutic platforms for long-term growth.

“This non-dilutive financing reflects our commitment to preserving long-term shareholder value, while strategically aligning capital to unlock the full potential of our nanotherapeutics platforms. Importantly, this funding provides the resources to advance the company through critical potential milestones that will lead to self-sustainability and durable value creation,” said Bart van Rhijn, Chief Financial and Business Officer at Nanobiotix.

Key Terms of the Royalty Financing Agreement

  At the closing of the agreement, Nanobiotix will receive an upfront payment of $50 million and expects to receive an additional $21 million one year post closing subject to reaching certain conditions
  Assuming $71 million is funded, success-based1 remuneration to HCRx includes:
    Repayment from a defined portion of royalties on the first $1 billion of net sales and a portion of certain regulatory and commercial milestone payments, subject to a cap of approximately $124 million (1.75x Multiple on Invested Capital (“MOIC”)) if repayment is completed by end of 2030, increasing to approximately $178 million (2.50x MOIC) if repayment occurs thereafter (the Return Cap figures assume $71 million is funded)
    Following achievement of the Return Cap, a royalty-only tail period will commence, which entitles HCRx to a predefined, reduced share of royalties not to exceed $14.9 million per year; the tail period will expire 10 years following the first commercial sale of JNJ-1900 (NBTXR3) in the US
  Payment and repayment obligations under both this royalty financing agreement with HCRx and the existing royalty agreement with the European Investment Bank (EIB) will be furnished through the transfer of receivables from the JNJ-1900 (NBTXR3) license agreement to a French law trust

“We are excited to partner with Nanobiotix at this pivotal stage of its growth” said Clarke Futch, Chairman and Chief Executive Officer at HCRx. “The differentiated nature of their physics-based approach and the compelling clinical profile of JNJ-1900 (NBTXR3) align with our mission of supporting innovative therapies that address areas of significant unmet need. This investment underscores our confidence in this first-of-its-kind approach to cancer treatment, which has the potential to redefine standards of care and establish an entirely new class of therapy.”

TD Cowen acted as sole financial advisor to Nanobiotix.

Assuming the drawdown of the second tranche one year post closing, this financing extends Nanobiotix cash runway into early 2028 subject to closing of the agreement. This extension of cash runway does not include potential milestone payments from the JNJ-1900 (NBTXR3) licensing agreement. The Company continues to expect to receive the first potential milestone payments related to clinical development in head and neck cancer (NANORAY-312) and lung cancer (CONVERGE) within this timeframe, and has thereby established the financial foundation for self-sustaining long-term growth.

About JNJ-1900 (NBTXR3)

JNJ-1900 (NBTXR3) is a novel, potentially first-in-class oncology product composed of functionalized hafnium oxide nanoparticles that is administered via one-time intratumoral injection and activated by radiotherapy. Its proof-of-concept was achieved in soft tissue sarcomas through a successful randomized Phase 2/3 study in 2018. The product candidate’s mechanism of action (MoA) is designed to induce significant tumor cell death in the injected tumor when activated by radiotherapy, subsequently triggering adaptive immune response and long-term anti-cancer memory. Given the physical MoA, Nanobiotix believes that JNJ-1900 (NBTXR3) could be scalable across any solid tumor that can be treated with radiotherapy and across any therapeutic combination, particularly immune checkpoint inhibitors.

Radiotherapy-activated JNJ-1900 (NBTXR3) is being evaluated across multiple solid tumor indications as a single agent or combination therapy. The program is led by NANORAY-312—a global, randomized Phase 3 study in locally advanced head and neck squamous cell cancers. In February 2020, the United States Food and Drug Administration granted regulatory Fast Track designation for the investigation of JNJ-1900 (NBTXR3) activated by radiation therapy, with or without cetuximab, for the treatment of patients with locally advanced HNSCC who are not eligible for platinum-based chemotherapy—the same population being evaluated in the Phase 3 study.

Given the Company’s focus areas, and balanced against the scalable potential of NBTXR3, Nanobiotix has engaged in a collaboration strategy to expand development of the product candidate in parallel with its priority development pathways. Pursuant to this strategy, in 2019 Nanobiotix entered into a broad, comprehensive clinical research collaboration with The University of Texas MD Anderson Cancer Center to sponsor several Phase 1 and Phase 2 studies evaluating JNJ-1900 (NBTXR3) across tumor types and therapeutic combinations. In 2023, Nanobiotix announced a license agreement for the global co-development and commercialization of JNJ-1900 (NBTXR3) with Janssen Pharmaceutica NV, a Johnson & Johnson company.

About NANOBIOTIX

Nanobiotix is a late-stage clinical biotechnology company pioneering disruptive, physics-based therapeutic approaches to revolutionize treatment outcomes for millions of patients; supported by people committed to making a difference for humanity. The Company’s philosophy is rooted in the concept of pushing past the boundaries of what is known to expand possibilities for human life.

Incorporated in 2003, Nanobiotix is headquartered in Paris, France and is listed on Euronext Paris since 2012 and on the Nasdaq Global Select Market in New York City since December 2020. The Company has subsidiaries in Cambridge, Massachusetts (United States) amongst other locations.

Nanobiotix is the owner of more than 25 umbrella patents associated with three (3) nanotechnology platforms with applications in 1) oncology; 2) bioavailability and biodistribution; and 3) disorders of the central nervous system.

For more information about Nanobiotix, visit us at www.nanobiotix.com or follow us on LinkedIn and Twitter

About HEALTHCARE ROYALTY

HealthCare Royalty (“HCRx”) is a leading royalty acquisition company founded in 2006 that is majority owned by KKR & Co. Inc. (NYSE: KKR).  Over two decades, the HCRx team has developed a strong track record of investing in commercial-stage and near-commercial-stage biopharmaceutical assets, committing $7+ billion in over 110 biopharmaceutical products.  With offices in New York, Stamford, San Francisco, Boston, London and Miami, HCRx continues to advance biopharmaceutical innovation by providing innovative capital solutions to counterparties.  For more information, visit https://www.hcrx.com. HEALTHCARE ROYALTY®, HEALTHCARE ROYALTY PARTNERS® and HCRx® are registered trademarks of HealthCare Royalty Management, LLC.

Disclaimer

This press release contains “forward-looking” statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including, but not limited to, statements regarding the use of proceed therefrom, and the period of time through which the Company’s anticipates its financial resources will be adequate to support operations. Words such as “expects”, “intends”, “can”, “could”, “may”, “might”, “plan”, “potential”, “should” and “will” or the negative of these and similar expressions are intended to identify forward-looking statements. These forward-looking statements which are based on the Company’ management’s current expectations and assumptions and on information currently available to management. These forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those implied by the forward-looking statements, including risks related to Nanobiotix’s business and financial performance, which include the risk that assumptions underlying the Company’s cash runway projections are not realized. Further information on the risk factors that may affect company business and financial performance is included in Nanobiotix’s Annual Report on Form 20-F filed with the SEC on April 2, 2025 under “Item 3.D. Risk Factors”, in Nanobiotix’s 2024 universal registration document filed with the AMF on April 2, 2025 under “chapter 1.5 Risk Factors”, and subsequent filings Nanobiotix makes with the SEC and AMF from time to time, including the Half-Year Report at June 30, 2025 which are available on the SEC’s website at www.sec.gov and on the AMF's website at www.amf.org, The forward-looking statements included in this press release speak only as of the date of this press release, and except as required by law, Nanobiotix assumes no obligation to update these forward-looking statements publicly.

Contacts

Nanobiotix
Communications Department Brandon Owens VP, Communications +1 (617) 852-4835 contact@nanobiotix.com	Investor Relations Department Joanne Choi VP, Investor Relations (US) +1 (713) 609-3150 investors@nanobiotix.com Ricky Bhajun Director, Investor Relations (EU) +33 (0) 79 97 29 99 investors@nanobiotix.com
Media Relations
France – HARDY Caroline Hardy +33 06 70 33 49 50 carolinehardy@outlook.fr	Global – uncapped Communications Becky Lauer +1 (646) 286-0057 nanobiotixteam@uncappedcommunications.com

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1 The minimum repayment from Nanobiotix to HCRx would be $2.5 million in any scenario

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